December 17, 2024

Linda Wang
Chief Executive Officer
Akso Health Group
Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,
No. 44, Moscow Road, Qianwan Bonded Port Area
Qingdao Pilot Free Trade Zone, China (Shandong)

       Re: Akso Health Group
           Amendment No. 1 to Registration Statement on Form F-3
           Filed November 26, 2024
           File No. 333-277351
Dear Linda Wang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-3
Item 9. Exhibits, page II-1

1.     We note your response to comment 1 and reissue in part. We note that
Exhibit 5.1 is
       limited to Cayman Islands law. We also note that certain registered securities are to be governed by New York law. Please file a qualified legal opinion regarding any securities to be governed by New York law (i.e. debt securities, warrants, rights and units).
2. We note your response to comment 2 and reissue. We note that you are registering debt securities and that you did not file a Form T-1 as an exhibit. Please either file a Form T-1 as an exhibit to the registration statement to qualify the
       trustee thereunder or annotate the exhibit index to indicate your intention to rely on
 December 17, 2024
Page 2

      Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in
      Item 512(j) of Regulation S-K.
General

3.    We note your response and revised disclosures to comment 4 and reissue.
Please
      revise the filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For
      guidance, please see the Division of Corporation Finance   s Sample
Letter to China-
      Based Companies issued by the Staff in December 2021 (China-Based
      Company Dear Issuer Letter). In this regard, we note that you have not provided the required disclosures on the prospectus cover page or in the prospectus summary.
      Alternatively, it appears that you have provided certain disclosures in disjointed sections of the prospectus. Please revise the prospectus based upon the guidance in the
      China-Based Company Dear Issuer Letter to include reorganizing responsive disclosures so that its located in the correct sections. Lastly, please provide
      correspondence that details where the required disclosures can be found.
       Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Joan Wu